Filed by Novus Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation

Commission File No.: 001-39288

AppHarvest is going public

September 29, 2020

Dan Primack, author of Pro Rata

Illustration: Sarah Grillo/Axios

AppHarvest, a Morehead, Ky.-based developer of large-scale tomato greenhouses, is going public via a reverse merger with a SPAC called Novus Capital (Nasdaq: NOVSU). The company would have an initial market value of around $1 billion.

Why it's a BFD: This is about to be a “unicorn” based in one of America's poorest congressional districts. AppHarvest CEO Jonathan Webb tells Axios that the company will employ around 350 people in Morehead by year-end, and that its location allows its product to reach 75% of the continental U.S. within a one-day drive.

•	Details: The merger would include $375 million in new equity commitments from Fidelity, Inclusive Capital, and Novus Capital. AppHarvest previously raised around $160 million in VC funding firms firms like ValueAct Capital, Revolution Rise of the Rest, and Equilibrium Capital.
•	AppHarvest directors include Martha Stewart, J.D. Vance, Jeff Ubben, and Impossible Foods CFO David Lee.
•	The bottom line: “We looked at lots of ag startups, but a lot of time we found a desire to build tech for its own sake without a really good business model or understanding of how to bring the produce to market. But here they already had distribution agreements and were growing produce at scale with defensible margins.” — J.D. Vance, AppHarvest director and early investor, tells Axios.

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Important Information for Investors and Stockholders

In connection with the proposed transaction, Novus Capital will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Novus Capital’s common stock in connection with Novus Capital’s solicitation of proxies for the vote by Novus Capital’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AppHarvest’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Novus Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Novus Capital, AppHarvest and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Novus Capital through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Novus Capital Corporation, 8556 Oakmont Lane, Indianapolis, IN 46260. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus Capital and its directors and officers may be deemed participants in the solicitation of proxies of Novus Capital’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus Capital’s executive officers and directors in the solicitation by reading Novus Capital’s final prospectus filed with the SEC on May 15, 2020, the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus Capital’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination when it becomes available.